Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: March 24, 2017

Fairfax Acquisition of Allied World A leading global P&C insurance and investment platform March 24, 2017

Important Information and Where To Find It This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom. In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World, Fairfax has filed a registration statement on Form F-4, which includes a preliminary prospectus and expects to file a Tender Offer statement on Schedule TO (the “Schedule TO”), and may file amendments thereto, and soon thereafter Allied World will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and may file amendments thereto. The exchange offer has not yet commenced. The exchange offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Allied World, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Allied World shareholders. The exchange offer will be made by Fairfax or an affiliate of Fairfax and not by any other person. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. The registration statement, the Schedule TO and other related documents in relation to the exchange offer, as well as Fairfax’s other public filings with the SEC, may be obtained without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca. This material is not a substitute for the registration statement, the Schedule TO and other related documents in relation to the exchange offer that will be filed with the SEC or sent to shareholders in connection with the proposed transactions. Any proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s and, if necessary, Fairfax’s shareholders in favor of the proposed transactions. Information about Allied World’s directors and executive officers and their ownership in Allied World common stock is available in the proxy statement dated March 10, 2016 for Allied World’s 2016 annual general meeting of shareholders. Information about Fairfax’s directors and executive officers and their ownership of Fairfax common stock is available in the management proxy circular dated March 10, 2017 for Fairfax’s 2017 annual general meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement, the prospectus and other relevant materials filed with the SEC regarding the acquisition. Investors should read the definitive proxy statement and the prospectus carefully before making any voting or investment decisions.

Fairfax Disclaimer Certain statements contained herein may constitute forward-looking information (within the meaning of Canadian securities legislation) and forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments that management believe to be reasonable and relevant, and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to complete the acquisition by Fairfax of all of the outstanding shares of Allied World or to complete it on the currently proposed basis; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, change in assumption or opinion or otherwise, except as may be required by applicable securities laws. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com.

Allied World Disclaimer Certain statements contained herein may constitute forward-looking statements within the meaning of applicable Canadian and United States securities laws and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements using the words “believe”, “expect”, “seek”, “target”, “outlook”, “may”, “will”, “should”, “could”, “estimate”, “continue”, “expect”, “intend”, “plan”, “predict”, “potential”, “project” and “anticipate”, and similar statements which do not describe the present or provide information about the past. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax, Allied World or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Fairfax and Allied World and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Fairfax and Allied World, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to: the failure to complete the Offer and/or the Merger or to complete them on the currently proposed terms; a reduction in net earnings if loss reserves of the combined company are insufficient; underwriting losses on the risks the combined company insures that are higher or lower than expected; the inability to obtain shareholder approval or the failure to satisfy other conditions to completion of the merger, including receipt of regulatory approvals; the inability to successfully integrate Allied World’s business with Fairfax’s business or to integrate the businesses within the anticipated timeframe; the risk that the proposed transactions disrupt current plans and operations or increase operating or other costs; the outcome of any legal proceedings that may be instituted against Fairfax’s or Allied World or others following announcement of the Agreement and the proposed transactions; the occurrence of catastrophic events with a frequency or severity exceeding Fairfax’s or Allied World’s estimates; negative rating agency actions; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect the combined company’s investment portfolio; the cycles of the insurance market and reinsurance markets and general economic conditions, which can substantially influence the combined company and its competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event the combined company’s reinsurers fail to make payments to the combined company under its reinsurance arrangements; exposure to credit risk in the event the combined company’s insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to the combined company or failure by the combined company’s insureds to reimburse the combined company for deductibles that are paid by the combined company on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated; the inability of the combined company’s subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing the combined company’s business strategies; risks associated with the use of derivative instruments; the failure of hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods that the combined company employs; the combined company’s inability to access cash of its subsidiaries; the combined company’s inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; the combined company’s inability to obtain reinsurance or retrocessional coverage in sufficient amounts, at reasonable prices or on terms that adequately protect it; the passage of legislation subjecting the combined company’s businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which it operates; the impact of acts of terrorism and acts of war; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which the combined company operates; risks associated with legal or regulatory proceedings; failures or security breaches of the combined company’s computer and data processing systems; the influence exercisable by the combined company’s significant shareholder; adverse fluctuations in foreign currency exchange rates; dependence on independent brokers over whom the combined company exercises little control; an impairment in the carrying value of the combined company’s goodwill and indefinite-lived intangible assets; the combined company’s failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect its U.S. insurance subsidiaries; the ability to successfully integrate the transaction and realize certain synergies; and the combined company’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in: (i) Fairfax’s most recently issued Annual Report which is available at www.fairfax.ca and in its Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com; and (ii) Allied World’s most recently issued Annual Report filed on Form 10-K, which is available on EDGAR at www.sec.gov. Each of Fairfax and Allied World disclaims any intention or obligation to update or revise any forward-looking statements, and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There can be no assurance that the Offer and/or the Merger will occur or that the anticipated benefits of the Offer and Merger will be realized. The completion of the Offer and the Merger is subject to various approvals, including competition, antitrust and insurance regulatory approvals.

Key Transaction Terms

Transaction	▪ Allied World is being merged into a subsidiary of Fairfax, with the Fairfax subsidiary surviving as a wholly-owned subsidiary of Fairfax
Consideration	▪ Implied offer price of $54.00 per Allied World share, consisting of[(1)]: ▪ $5.00 per share pre-closing cash dividend from Allied World ▪ $23.00 per share in cash from Fairfax and minority co-investors ▪ Fixed exchange ratio of 0.030392 shares of Fairfax per Allied World share (~$14.00 per Allied World share) ▪ Floating exchange ratio representing a fixed value of $12.00 per Allied World share between Fairfax share prices of US$435.65 and US$485.65 per share; fixed exchange ratios of 0.027545 below US$435.65 and 0.024709 above US$485.65
Deal Value	▪ Aggregate fully diluted equity value of $4.9 billion (1.37x diluted book value as of 12/31/16) ▪ ~$2.5 billion of cash sourced from Fairfax, Allied World and minority co-investors ▪ ~$2.4 billion in Fairfax stock
Ownership	▪ ~18% by Allied World shareholders
Management	▪ Allied World will operate as a separate decentralized company within Fairfax's existing operations ▪ Allied World executive and senior management teams to continue in current roles
Approvals	▪ Shareholder approval ▪ Customary regulatory approvals
Expected Closing	▪ First half of 2017

(1) Implied offer price as of the announcement, based on Fairfax closing price of C$614.45 as of 12/16/16, which implies a US$ price of $460.65.

1

FAIRFAX
FINANCIAL HOLDINGS LIMITED

Compelling Strategic Acquisition Brings together two great underwriting companies with strong franchises and complementary business profiles 1 The businesses fit well together, diversifying Fairfax’s premium base and earnings profile  2 Allied World brings a world-class specialty insurance and reinsurance franchise Attractive underwriting results, with average combined ratio of 90.7% since inception 15 years ago Very successful track record, with compounded growth in book value per share of 13% over the last 10 years   Enhances Fairfax's global insurance franchise and significantly deepens its presence in the U.S. market 3 Brings strong presence in the Fortune 1000 market, with limited overlap across the rest of the business Significantly expands Fairfax's strong position in the U.S. Excess & Surplus Lines market, making Fairfax a top 5 player   4 Adds $8.7 billion investment portfolio under Fairfax's proven investment expertise 5 Strong balance sheet and capital position of Allied World complements the financial strength of Fairfax Conservative reserve position, with cumulative favorable reserve development of $2.0 billion over the last 10 years  6 Attractive financial outcome for Fairfax, adding a strong and diversified source of earnings Efficient tax structure available to benefit Fairfax in the future  7 Provides attractive value to Allied World shareholders Significant and immediate value, following strong trading performance Attractive opportunity for Allied World shareholders to access Fairfax's successful investment track record Upside in Fairfax's stock, with the opportunity for enhanced earnings profile through access to diversified product portfolio    2

Fairfax – Company Profile Fairfax Financial Holdings Limited is a diversified holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment  Corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value, with the expectation of compounding book value per share by 15% annually  Fairfax seeks to differentiate itself by combining disciplined underwriting with the investment of its assets on a total return basis, which Fairfax believes provides above-average returns over the long-term  1 Strong, autonomously managed companies applying a focused underwriting strategy to their markets 2 Diversified insurance portfolio across all classes of business, geographic regions and types of insureds Investment philosophy built on capital preservation and total return investment principles – ~7% average returns over the past 15 years 3 4 Superior value creation – ~19% CAGR(1) in book value per share since Fairfax’s inception in 1985 5 Successful track record of acquiring underwriting focused companies that add value to the existing platform 6 Alignment of interests through share ownership and performance incentives 3 (1) Figure represents growth from 1985 to year end 2016. Key Highlights

Fairfax – Success of Our Formula Our combination of disciplined underwriting and total-return value investing  has produced superior returns over a long period Superior Long-Term Returns Value Investing Disciplined Underwriting 4 15% long-term book value per share CAGR target – achieved 19% since inception

Fairfax – Track Record of Value-Creation (US$ in millions, except for per share data) 1985 1988 1991 1994 1997 2000 2003 2006 2009 2012 2015 (1) Presented on a pro-forma basis to include the recent acquisitions of AMAG, Bryte Insurance and AIG’s operations in Latin America and Central and Eastern Europe (expected to close in 2017) 5 1.52 460 367 Investment Portfolio – $24 million Cumulative Dividend Book Value Per Share 1985 Gross Premiums Written – $17 million Common Shareholders’ Equity – $8 million Stock Price – Cdn$3.25 31 Year Compound Annual Growth Rate of 20% 2016 Gross Premiums Written – $10.4 billion(1) Investment Portfolio – $28.7 billion Common Shareholders’ Equity – $8.5 billion Stock Price – Cdn$648.50

Fairfax – Historic Performance vs. Peer Group Compound Growth in Book Value per Share (31 Years: since Fairfax’s inception)(1) 19.4% 16.2% 15.7% 13.9% 12.6% 12.0% 8.7% 7.9% 5.5% 6 (1) Except for S&P 500 and TSX which are compound index returns excluding dividends

Overview of Fairfax Insurance Operations

FAIRFAX
FINANCIAL HOLDINGS LIMITED

→ RIVERSTONE

$0.2B

- Manager of global runoff business
- 100% ownership
- US / European runoff

$10.4 Billion in Gross Premiums Written (2016[(1)])

Northbridge	Crum & Forster	The Zenith	OdysseyRe	BRIT	Fairfax Asia	Insurance & Reinsurance Other
$1.1B	**$2.0B**	**$0.8B**	**$2.4B**	**$1.9B**	**$0.7B**	**$1.3B**
Major Cdn commercial P&C insurer	Major U.S. commercial P&C insurer	Leading workers comp insurer in U.S.	Top 5 U.S. broker market, Top 20 globally	Leading Lloyd's market operation	Significant presence in Asia	Strategic growth in attractive markets
100% ownership; C$1.4B statutory equity	100% ownership; $1.2B statutory surplus	100% ownership; $0.6B statutory surplus	100% ownership; $4.0B IFRS equity	73% ownership; $1.1B IFRS equity	Falcon Insurance, Hong Kong (100%); First Capital Ins., Singapore (98%); Pacific Insurance, Malaysia (85%); AMAG, Indonesia (80%); Union Assurance, Sri Lanka (78%); ICICI Lombard, India (35%); Alltrust, China (15%); BIC, Vietnam (35%); Falcon Ins., Thailand (41%)	Group Re (100%); Polish Re (100%); Advent (100%); Fairfax Brasil (100%); Colonnade (100%); Bryte Insurance, South Africa (100%); Gulf Insurance, Kuwait (41%); Eurolife, Greece (40%); AIG, CEE and LATAM (100%)

(1) Presented on a pro-forma basis to include the recent acquisitions of AMAG, Bryte Insurance and AIG's operations in Latin America and Central and Eastern Europe (expected to close in 2017)

Note: all surplus and equity related figures are as at December 31, 2016

7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax’s Diversified Model – Strong Underwriting Results (US$ in millions) NA $1,088 $1,912 Source: Company filings. (1) Ongoing operations. (2) For the period June 5, 2015 to December 31, 2015. 8 2014 2015 2016 Total Underwriting Profit $552 $705 $576 $1,832 Combined Ratio 2014 2015 2016 95.5% 91.8% 94.9% Gross Premiums Written 2014 2015 2016 $1,109 $1,060 $1,055 99.8% 97.7% 98.2% $1,700 $1,896 $2,055 87.5% 82.5% 79.7% $733 $798 $832 (2) NA 94.9% 97.9% (2) 84.7% 84.7% 88.7% $2,740 $2,404 $2,381 Fairfax As ia 86.7% 87.9% 86.4% $564 $621 $649 Other Ins urance &'Reins urance 94.7% 89.6% 93.7% $553 $635 $643 Consolidated (1) 90.8% 89.9% 92.5% $7,398 $8,500 $9,527

Fairfax – Reserve Development (US$ in millions) 2011 2012 2013 2014 2015 2016 Northbridge Crum & Forster Zenith Brit (40) 37 24 n.a (51) (17) (40) (61) 54 (1) n.a (152) (16) (1) (154) 8 (36) n.a (215) (17) (27) (110) - (73) n.a (189) (21) (53) (94) - (90) (20) (233) (40) (68) (113) (8) (101) (54) (267) (52) (60) Odyssey Re Fairfax Asia Insurance and Reinsurance - Other Favorable Development (87) (177) (440) (446) (544) (655) 9 Reserve Strengthening (Redundancy)

Fairfax – Recent Acquisitions Key Insurance Transactions & Acquisitions Overview of Acquisition   GWP - $3.1 billion in 2016 Purchase price - $4.9 billion December 2016 Allied World – 100%  GWP - $762 million in 2015 ($584 million in Latin America, $178 million in Central and Eastern Europe) Purchase price - $240 million October 2016 AIG (LATAM and CEE) – 100%    GWP - $269 million in 2016 Purchase price - $118 million July 2016 Zurich South Africa – 100%   GWP - $70 million in 2016 Purchase price - $163 million June 2016 Asuransi MAG – 80%   GWP - €496 million in 2016 Purchase price - $360 million (OMERS purchased 50% of the 80% for $180 million) December 2015 Eurolife – 80% 10 Prudent acquisition and investment strategy focused on low risk growth

Allied World – Company Profile

- **Global specialty, P&C insurer with a niche casualty focus and complementary and opportunistic reinsurance strategy**
  - Focused range of specialty product offerings, global capabilities and significant U.S. platform offered via three operating segments
- **Strong underwriting focus with an opportunistic and entrepreneurial approach**
  - 5-year average combined ratio of 91.4%
  - Favorable reserve development in every year since inception 15 years ago
- **Long term track record of successful operating performance**
  - 5-year diluted book value per share CAGR of 10.3%(1)
- **Conservative capital position and strong ratings profile**
  - $3.6 billion of common equity
  - 18.7% debt to total capital ratio
  - Conservative and liquid investment portfolio
  - Financial strength rating(2) of **A** (S&P) / **A** (A.M. Best) / **A2** (Moody's)

By Segment



Reinsurance
23%
Global Markets Insurance
16%
61%
North American Insurance

By Product



Property Reinsurance
12%
Property
11%
Specialty / Other
12%
Programs
7%
Casualty
22%
Professional Liability
21%
Healthcare
4%
Casualty Reinsurance
5%
Specialty Reinsurance
6%

2016 GPW – $3.1 Billion

Source: Company filings.
Note: Financial information as of 12/31/16 unless otherwise stated.
(1) Adjusted for dividends that have been paid during the five years.
(2) For S&P, currently on CreditWatch negative. For A.M. Best, currently negative outlook. For Moody's, currently under review for downgrade.

11

FAIRFAX FINANCIAL HOLDINGS LIMITED

Allied World Segment Overview

(US$ in millions)

North American Insurance	Global Markets Insurance	Reinsurance
% of GPW: 61%	**16%**	**23%**



Programs
D&O Private
D&O Public
E&O
Environmental
Excess Casualty
Other (1)
M&A
General Property
Construction
Healthcare
Inland Marine
Primary Casualty
10%
3%
8%
9%
5%
20%
2%
4%
9%
3%
11%
5%
12%

FY 2016 GPW: $1,856MM

- Insures middle market and Fortune 1,000 companies through 13 regional offices in North America
- Features niche specialty product offerings and expertise across primary excess lines
- Fortune 1,000-focused Bermuda platform is the largest direct business in Bermuda
- Branch office network across the U.S. and Canada brings increased access to low limit accounts



Corporate Property
Marine
Aviation
Motor
Construction
Professional Lines
General Casualty
Accident & Health
Healthcare
Trade Credit
Small to Medium Enterprise
General Property
2%
7%
6%
8%
8%
21%
15%
3%
5%
3%
3%
18%

FY 2016 GPW: $503MM

- Includes all direct insurance operations outside of North America
- Operates primarily in Europe and Asia Pacific and has an office in Miami that underwrites Latin American risks, as well as a Lloyds syndicate
- Focused European and Lloyd's expansion along with recently acquired Asian operations have driven meaningful growth and scale



Professional Liability
Global Marine & Aerospace
North American Property
Global Property
Global CAT
North American CAT
Crop
Specialty
Global Casualty
North American Casualty
6%
5%
12%
5%
15%
20%
16%
4%
5%
13%

FY 2016 GPW: $706MM

- Reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverage
- Business opportunistically positioned with ability to size up or down with market conditions
- Bermuda, U.S. and Swiss platforms have access to diverse opportunities via strong local relationships

Source: Company filings.
(1) Other includes surety, trade credit, and product recall.

12
FAIRFAX FINANCIAL HOLDINGS LIMITED

Allied World Is An Underwriting-Focused Company (US$ in millions) Strong underwriting results with a history of favorable net reserve development Combined Ratio Average = 87.1% 95.9% 96.2% 95.1% 94.5% 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 13 Source: SNL Financial. Favorable Development$110.7$123.1$280.1$248.0$304.5$242.0$170.3$180.3$212.6$81.6$98.3 % of NPE8.8%10.6%25.1%18.8%22.4%16.6%9.7%9.0%9.7%3.3%4.2% 84.1%84.9% 76.1% 86.2%85.2% 78.8%81.3%

Diversified and Complementary Premium Mix (US$) Property 23% Casualty World America Source: Company filings. (1) Includes $495 million of gross premiums written in Bermuda. 14 Specialty Specialty 12% Property 17% 32% Line of Business 56% 60% Casualty Combined Specialty 14% Property 29% 57% Casualty Rest of Rest of World World 25% 22% Geography 75% 78% North North America America (1) Rest of 24% 76% North 2016 GPW: $12.6bn 2016 GPW: $3.1bn 2016 GPW: $9.5bn

Creates A Leading Globally Diversified P&C Insurer

(US$ in millions)

- **Focused on P&C specialty and commercial insurance and reinsurance globally**
- **Fairfax operating philosophy and expertise deployed across independently managed businesses**
- **Leading position in North America and Bermuda, with global reach**
- **Combined gross premiums written of ~$13 billion(1)**
- **Combined balance sheet with $11 billion(2) in common equity capital**
- **Combined $37 billion asset portfolio invested with a focus on capital preservation and total return objective**

Key Metrics for Combined Company (2016 FY)

	FAIRFAX	Combined	% Change
Gross Premiums Written	$9,534	$12,600	↑ 32%
Net Premiums Written	$8,088	$10,344	↑ 28%
Pre-tax Operating Income (3)	$649	$889	↑ 37%
Cash and Invested Assets	$28,665	$37,405	↑ 30%
Common Equity	$8,485	$10,855 (2)	↑ 28%

Top North American Insurers (4)

		Market Cap ($ in bn)
1	Chubb	$63.4
2	American International Group	$60.5
3	Travelers	$34.0
4	Allstate	$29.8
5	Progressive	$23.2
6	The Hartford	$17.7
7	**Fairfax Financial Pro Forma (5)**	**$13.5**
	Fairfax Financial	**$11.1**
...		...
	Allied World	**$4.6**

Top U.S. Excess & Surplus Lines Writers (6)

		DPW ($ in mm)
1	American International Group	$3,764
2	W.R. Berkley	$1,743
3	Nationwide Mutual	$1,711
4	Chubb	$1,480
5	**Fairfax Financial Pro Forma**	**$1,250**
5	Markel	$1,232
...		...
11	**Fairfax Financial**	**$735**
...		...
20	**Allied World**	**$515**

Source: Factset, Company filings, SNL Financial.

(1) For the full year ended 12/31/16.

(2) Fairfax combined common equity equals Fairfax common equity as of 12/31/16 plus the value of new shares issued in the transaction based on $26.00 per share of stock consideration.

(3) Represents pre-tax income before impact of net gains (losses) on investments and foreign currency exchange. For Fairfax Financial represents income attributable to shareholders of Fairfax and non-controlling interests.

(4) Excludes Berkshire Hathaway. Market capitalization as of 3/21/17.

(5) Includes impact of new shares issued based on an offer price of $54.00.

(6) Represents 2016 Direct Premiums Written per SNL Financial rankings.

15

FAIRFAX
FINANCIAL HOLDINGS LIMITED

Underwriting With Global Reach Headquarters Headquarters Toronto, Ontario Zug, Switzerland U.S. Head Offices (1) International Offices (1) U.S. Offices International Offices Manchester, NH Morristown, NJ Stamford, CT Woodland Hills, CA São Paulo, Brazil Toronto, Canada Shanghai, China Prague, Czech Republic Taikoo Shing, Hong Kong Budapest, Hungary Mumbai, India Jakarta, Indonesia Kuwait City, Kuwait Luxembourg Kuala Lumpur, Malaysia Warsaw, Poland Singapore Košice, Slovakia Johannesburg, South Africa Colombo, Sri Lanka Bangkok, Thailand Kiev, Ukraine London, United Kingdom Hanoi, Vietnam Barbados, West Indies Atlanta, GA Boston, MA Chicago, IL Costa Mesa, CA Dallas, TX Farmington, CT Los Angeles, CA Miami, Florida New York, NY Philadelphia, PA San Francisco, CA Sydney, Australia Pembroke, Bermuda Toronto, Canada London, England Quarry Bay, Hong Kong Dublin, Ireland Labuan, Malaysia Singapore Zug, Switzerland Source: Company filings. (1) Shows headquarter locations for Fairfax Financial insurance and reinsurance subsidiaries. 16

Well-Positioned Operating Profile (US$ in millions, except for per share data) $384.98 Source: Company filings. (1) (2) Excludes purchase accounting adjustments. Represents pre-tax income before impact of net gains (losses) on investments and foreign currency exchange. For Fairfax Financial represents income attributable to shareholders of Fairfax and non-controlling interests. Includes impact of new shares issued based on an offer price of $54.00. 17 (3) FY 2016 Combined(1) Gross Premiums Written$9,534$3,066 $12,600 Net Premiums Written$8,088$2,256 $10,344 Combined Ratio92.5%96.2% 93.5% Pre-tax Operating Income (2)$649$240 $889 12/31/16 Book Value Per Share (Primary)$367.40$40.78 (3)

Strong Capitalization Profile (US$ in millions) $21,416 Source: Company filings. Note: Fairfax has $1 billion in cash and marketable securities at the holding company level. (1) (2) (3) (4) (5) Excludes purchase accounting adjustments. Excludes non-recourse debt for noninsurance operations of $860 million. Includes impact of new shares issued based on an offer price of $54.00. Total capitalization includes preferred shares of $1.3 billion and non-controlling interest of $2.0 billion. Includes $500 million 4.35% senior notes issued in October 2015, the proceeds of which were used to repay at maturity the $50 0 million 7.50% senior notes in August 2016. Pro forma total equity includes impact of new shares issued based on an offer price of $54.00 and additional minority interes t of $1.6 billion. 18 (6) As of 12/31/16 Combined(1) Total Debt$3,908 (2)$816 $4,724 Common Shareholder's Equity$8,485$3,552 $10,855 (3) (4) Total Capitalization$16,588$4,368 (6) Total Debt / Total Capitalization23.6% (4)18.7% (5) 22.1% Net Premiums Written / Equity0.68x0.64x 0.65x (6)

High Quality Investment Portfolio Equities / Other 25% Cash & short-term 39% Combined 23% Other Fixed Income U.S. government securities 9% Corporate bonds Equities / Other 22% Cash & short-term Total Portfolio (as of 12/31/16) = $28.7 Billion (1) Investments per Fairfax share: $1,241.25 32% Cash & short-term Equities / Other 14% U.S. government securities 25% 7% Other Fixed Income 16% U.S. government securities 14% Corporate bonds 32% Other Fixed Income Total Portfolio of $37.4 Billion Investments per Fairfax share: $1,326.53 (2) 29% Corporate bonds Total Portfolio (as of 12/31/16) = $8.7 Billion Investments per issued Fairfax share: $1,712.41 (2) Source: Company filings. (1) Excludes short sale and derivative obligations of $0.2 billion. (2) Includes impact of new shares issued based on an offer price of $54.00. 19

Fairfax – Strong Track Record of Investing Total Return on Investment Portfolio 25.0% 20.0% 15.0% 10.0% Fairfax verage: 8.3% 5.0% 0.0% (5.0%) 1986 1991 1996 2001 2006 2011 2016 20 A

A Winning Combination Leading franchise in global specialty insurance with complementary business profiles  Significantly deepens presence in the North American specialty markets  Disciplined underwriting combined with successful investing  Shared values dedicated to underwriting excellence  Longstanding successful investment track record on a total return basis  Diversified portfolio of business – product line, geography and distribution  Enhances size and scale, bringing significant invested assets  Decentralized operating structure with seasoned management  Attractive financial outcome, adding a strong and diversified source of earnings  21

Supplemental Information

Allied World – Income Statement (US$ in millions) Gross Written Net Written Net Investment Combined Favorable Realized Net Premium Premium Ratio Development Income Gains Income Inception 2001 2002 $923 $846 90.8% – $82 $7 $128 2003 1,574 1,347 84.9 $57 101 13 288 2004 1,708 1,373 96.0 79 129 11 197 2005 1,560 1,222 124.4 49 179 (10) (160) IPO 2006 1,659 1,307 78.8 111 244 (29) 443 2007 1,506 1,153 81.3 123 298 (8) 469 2008 1,446 1,107 84.1 280 231 (195) 184 2009 1,696 1,321 76.1 248 333 45 607 2010 1,758 1,392 84.9 304 312 216 665 2011 1,940 1,534 95.9 242 126 89 275 2012 2,329 1,838 94.5 170 167 306 493 2013 2,739 2,120 86.2 180 158 60 418 2014 2,935 2,322 85.2 213 177 89 490 2015 3,093 2,448 95.1 82 182 (128) 84 2016 Since Inception 3,066 2,256 96.2 98 218 2 255 $29,931 $23,586 90.7% $2,236 $2,936 $468 $4,836 22 Source: Company filings and SNL Financial.

Allied World – Balance Sheet (US$ in millions, except for per share data) Book Value Per Share Investment Loss & LAE Common Dividends Return on Portfolio Reserves Debt Equity (Primary) Per Share Equity Inception 2001 $1,903 – – $1,490 $9.93 – – 2002 2,259 $311 – 1,682 11.18 – 8.1% 2003 3,292 1,062 – 1,979 13.15 – 15.7 2004 4,289 2,084 – 2,139 14.21 – 9.5 2005 4,902 3,544 $500 1,420 9.44 $3.31 (9.0) IPO 2006 5,945 3,901 499 2,220 12.27 0.05 24.2 2007 6,300 4,308 499 2,240 15.32 0.21 21.7 2008 6,863 4,577 743 2,417 16.43 0.24 8.3 2009 7,536 4,762 499 3,213 21.54 0.25 22.6 2010 8,037 4,879 798 3,076 26.92 0.35 21.9 2011 8,123 5,225 794 3,149 27.81 0.38 8.9 2012 8,799 5,646 794 3,326 31.86 0.50 15.3 2013 8,393 5,767 795 3,520 35.11 0.63 12.2 2014 8,539 5,881 815 3,778 39.28 0.84 13.4 2015 9,240 6,456 1,316 3,533 38.84 1.01 2.3 2016 Since Inception 8,740 6,639 816 3,552 40.78 1.04 7.2 (1) $8.79 12.2% Source: Company filings and SNL Financial. (1) Figure represents average of operating ROE figures since 2002. 23

Allied World – Management Team Years at Years in Allied World Industry Scott Carmilani President, Chairman and CEO 14 30 John Bender CEO of Reinsurance Segment 8 27 Thomas Bradley Chief Financial Officer 4 36 Wesley Dupont General Counsel 13 22 Frank D'Orazio President, Underwriting & Global Risk 13 26 John Gauthier Chief Investment Officer 8 30 Marshall Grossack Chief Actuary 13 32 Lou Iglesias President, North America Insurance 4 29 John McElroy Chief Operating Officer 12 21 Julian James President, Global Markets Insurance 4 32 24

Non-GAAP and Non-IFRS Financial Measures In presenting Allied World’s results, management has included and discussed in this press release certain non-generally accepted accounting principles ("non-GAAP") financial measures within the meaning of Regulation G as promulgated by the U.S. Securities and Exchange Commission. Management believes that these non-GAAP measures, which may be defined differently by other companies, better explain Allied World’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Allied World’s business. However, these measures should not be viewed as a substitute for those determined in accordance with generally accepted accounting principles. In presenting Fairfax's results, management has included and discussed in this press release certain non-generally accepted accounting principles ("non-IFRS") financial measures. Fairfax presents information on gross premiums written and net premiums written. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers. The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by Fairfax as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by Fairfax include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information contained within Fairfax's consolidated financial statements and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies. PRE-TAX OPERATING INCOME Operating income is an internal performance measure used by Allied World and Fairfax in the management of its operations and represents pre-tax operational results excluding, as applicable, net realized investment gains or losses, net foreign exchange gain or loss, impairment of intangible assets and other non-recurring items. Allied World and Fairfax exclude net realized investment gains or losses, net foreign exchange gain or loss and other non-recurring items from its calculation of operating income because these amounts are heavily influenced by and fluctuate in part according to the availability of market opportunities and other factors. In addition to presenting net income determined in accordance with GAAP or IFRS, Allied World and Fairfax believe that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Allied World and Fairfax’s results of operations and Allied World and Fairfax's underlying business performance. Operating income should not be viewed as a substitute for GAAP or IFRS net income. For a reconciliation of Allied World’s non-GAAP measures to their most directly comparable U.S. GAAP measures, see Allied World’s earnings releases, which are available at sec.gov or on Allied World’s website at awac.com.